SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Proteostasis Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74373B109

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373B109	13G	Page 2 of 15Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* PN

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 74373B109	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74373B109	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 74373B109	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74373B109	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74373B109	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74373B109	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74373B109	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,164,095 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,164,095 (See Items 2 and 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,095 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74373B109	13G	Page 10 of 15 Pages

Item 1.

(a)	Name of Issuer

Proteostasis Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

200 Technology Square, 4th Floor

Cambridge, Massachusetts 02139

Item 2.

(a)	Name of Person Filing

HealthCare Ventures VIII, L.P. (“HCVVIII”)

HealthCare Partners VIII, L.P. (“HCPVIII”)

HealthCare Partners VIII, LLC (“HCP VIII LLC”)

James H. Cavanaugh, Ph.D. (“Cavanaugh”)

Christopher Mirabelli, Ph.D. (“Mirabelli”)

Harold R. Werner (“Werner”)

John W. Littlechild (“Littlechild”)

Augustine Lawlor (“Lawlor”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them. 1

(b)	Address of Principal Business Office or, if none, Residence

The business address for HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(c)	Citizenship

HCVVIII and HCPVIII are limited partnerships organized under the laws of the State of Delaware. HCP VIII LLC is a limited liability company organized under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, and Lawlor are each United States citizens.

1        Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are the Managing Directors of HCP VIII LLC. HCP VIII LLC is the General Partner of HCPVIII, which is the General Partner of HCVVIII, the record holder of the securities.

CUSIP No. 74373B109	13G	Page 11 of 15 Pages

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number

74373B109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2016: HCVVIII beneficially owns 2,164,095 shares of the Issuer’s Common Stock consisting of (i) 2,149,295 shares of Common Stock, and (ii) Warrants to purchase 14,800 shares of Common Stock. HCPVIII, as the general partner of HCVVIII, HCPVIII LLC, as the general partner of HCPVIII, and each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor may be deemed to indirectly beneficially own the shares of Common Stock and the warrants to purchase Common Stock owned by HCVVIII.

CUSIP No. 74373B109	13G	Page 12 of 15 Pages

(b)	Percent of class: (based on 24,960,243 shares of the Issuer’s Common Stock issued and outstanding as of November 8, 2016 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016 and Warrants to purchase 14,800 shares of Common Stock owned by the Reporting Persons).

As of December 31, 2016: The 2,164,095 shares of the Issuer’s Common Stock owned by HCVVIII (and which may be deemed beneficially owned by HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor) constituted 8.7% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – Not Applicable.

(ii)	Shared power to vote or to direct the vote –

HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote of those shares owned by HCVVIII.

(iii)	Sole power to dispose or to direct the disposition of – Not Applicable.

(iv)	Shared power to dispose or to direct the disposition of –

HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to dispose of or direct the disposition of those shares owned by HCVVIII.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 74373B109	13G	Page 13 of 15 Pages

Item 10.	Certification

Not Applicable.

CUSIP No. 74373B109	13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2017	HealthCare Ventures VIII, L.P.
By: its General Partner, HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

January 19, 2017	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
HealthCare Partners VIII, LLC

	By:	/s/Jeffrey Steinberg
January 19, 2017		Jeffrey Steinberg, Administrative Officer

January 19, 2017	/s/Jeffery Steinberg, Attorney-in-Fact
James H. Cavanaugh, Ph.D.

January 19, 2017	/s/Jeffrey Steinberg, Attorney-in-Fact
Christopher Mirabelli, Ph.D.

January 19, 2017	/s/Jeffrey Steinberg, Attorney-in-Fact
Harold R. Werner

January 19, 2017	/s/Jeffrey Steinberg, Attorney-in-Fact
John W. Littlechild

January 19, 2017	/s/Jeffrey Steinberg, Attorney-in-Fact
Augustine Lawlor

CUSIP No. 74373B109	13G	Page 15 of 15 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Proteostasis Therapeutics, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

January 19, 2017		HealthCare Ventures VIII, L.P.
By: its General Partner, HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

January 19, 2017	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
HealthCare Partners VIII, LLC

January 19, 2017	By:	/s/Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer

January 19, 2017		/s/Jeffery Steinberg, Attorney-in-Fact
James H. Cavanaugh, Ph.D.

January 19, 2017		/s/Jeffrey Steinberg, Attorney-in-Fact
Christopher Mirabelli, Ph.D.

January 19, 2017		/s/Jeffrey Steinberg, Attorney-in-Fact
Harold R. Werner

January 19, 2017		/s/Jeffrey Steinberg, Attorney-in-Fact
John W. Littlechild

January 19, 2017		/s/Jeffrey Steinberg, Attorney-in-Fact
Augustine Lawlor